UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-40527

DIGIHOST TECHNOLOGY INC.
(Translation of registrant's name into English)

18 King Street East, Suite 902, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

On November 1, 2022, the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The Registrant filed with the Canadian Securities Regulatory Authorities on the System for Electronic Data Analysis and Retrieval (SEDAR) a material change report that includes a copy of a press release, a copy of which is attached hereto as Exhibit 99.2, and which is incorporated by reference to the Registrant’s Registration Statement on Form F-10 (File No. 333-263255).

Exhibits

Exhibit Number	Description

99.1	Digihost Announces Y/Y 78% Increase in Monthly Bitcoin Production and Provides Operations Update
99.2	Material Change Report dated November 1, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGIHOST TECHNOLOGY INC.

	By:	/s/ Michel Amar
Name: Michel Amar
Title: Chief Executive Officer
Date: November 1, 2022